SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                  For the Period April 1, 2002 to June 30, 2002


                         SPECTRUM SIGNAL PROCESSING INC.
               (Translation of the Registrant's Name Into English)

         2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada
                    (Address of Principal Corporate Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                Form 20-F [X]    Form 40-F  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                     Yes  [ ]    No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________________

                         SPECTRUM SIGNAL PROCESSING INC.
                       FOR THE QUARTER ENDED JUNE 30, 2002
                          PART I. FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars, except numbers of shares)
Prepared in accordance with United States generally accepted accounting principles
--------------------------------------------------------------------------------------------------------------------------
                                                                                            December 31,       June 30,
ASSETS                                                                                          2001             2002
--------------------------------------------------------------------------------------------------------------------------
                                                                                                             (Unaudited)
Current assets
    Cash and cash equivalents                                                                     $ 1,344         $ 6,325
    Accounts receivable                                                                             5,784           5,292
    Inventories                                                                                     2,389           2,455
    Prepaid expenses                                                                                  109             261
--------------------------------------------------------------------------------------------------------------------------
                                                                                                    9,626          14,333

Property and equipment                                                                              2,932           2,951
--------------------------------------------------------------------------------------------------------------------------

                                                                                                 $ 12,558        $ 17,284
==========================================================================================================================


LIABILITIES AND STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------------------------------------------------

Current liabilities
    Accounts payable                                                                              $ 3,277         $ 3,058
    Accrued liabilities                                                                             1,881           2,179
--------------------------------------------------------------------------------------------------------------------------
                                                                                                    5,158           5,237

Stockholders' equity
Share capital
    Authorized: 50,000,000 common shares, no par value
    Issued: 14,730,108 (2001 - 12,597,285)
    Outstanding: 14,730,108 (2001 - 12,363,985)                                                    21,351          24,164
Additional paid-in capital                                                                            227             639
Warrants                                                                                              412             113
Treasury stock, at cost, nil shares (2001 - 233,300)                                               (1,232)              -
Deficit                                                                                           (11,454)        (11,155)
Accumulated other comprehensive income
    Cumulative translation adjustments                                                             (1,904)         (1,714)
--------------------------------------------------------------------------------------------------------------------------
                                                                                                    7,400          12,047
--------------------------------------------------------------------------------------------------------------------------

                                                                                                 $ 12,558        $ 17,284
==========================================================================================================================
See accompanying notes to consolidated financial statements.



                                      II-1


SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in thousands of United States dollars, except per share amounts and numbers of shares)
Prepared in accordance with United States generally accepted accounting principles
--------------------------------------------------------------------------------------------------------------------------
                                                          Three months ended June 30,         Six months ended June 30,
                                                             2001             2002              2001             2002
--------------------------------------------------------------------------------------------------------------------------
                                                          (Unaudited)     (Unaudited)        (Unaudited)     (Unaudited)

Sales                                                          $ 5,491         $ 6,251           $ 10,499        $ 12,342
Cost of sales                                                    2,276           2,597              4,250           5,055
--------------------------------------------------------------------------------------------------------------------------
                                                                 3,215           3,654              6,249           7,287

Expenses
    Administrative                                               1,276           1,387              2,482           2,451
    Sales and marketing                                          1,107             995              2,312           2,049
    Research and development                                     1,339             998              2,928           2,125
    Amortization                                                   434             176                858             344
    Write-down of other assets                                   1,468               -              1,468               -
--------------------------------------------------------------------------------------------------------------------------
                                                                 5,624           3,556             10,048           6,969
--------------------------------------------------------------------------------------------------------------------------

Earnings (loss) from operations                                 (2,409)             98             (3,799)            318

Other
    Interest expense                                                 1               4                 23               7
    Other expense (income)                                          (6)              3                (31)              2
--------------------------------------------------------------------------------------------------------------------------
                                                                    (5)              7                 (8)              9

Earnings (loss) before income taxes                             (2,404)             91             (3,791)            309

Income tax expense
    Current                                                          4              10                 10              10
--------------------------------------------------------------------------------------------------------------------------
                                                                     4              10                 10              10

--------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                             (2,408)             81             (3,801)            299
--------------------------------------------------------------------------------------------------------------------------

Deficit, beginning of period                                    (7,574)        (11,236)            (6,181)         (11,454)

--------------------------------------------------------------------------------------------------------------------------
Deficit, end of period                                    $     (9,982)    $   (11,155)      $     (9,982)    $    (11,155)
==========================================================================================================================

Earnings (loss) per share
    Basic                                                 $      (0.20)    $     0.01        $    (0.31)      $      0.02
    Diluted                                               $      (0.20)    $     0.01        $    (0.31)      $      0.02

Weighted average shares
    Basic                                                   12,296,329      12,702,680         12,262,566      12,534,568
    Diluted                                                 12,296,329      12,985,650         12,262,566      12,716,352
==========================================================================================================================
See accompanying notes to consolidated financial statements.


                                      II-2


SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)
(Expressed in thousands of United States dollars)
Prepared in accordance with United States generally accepted accounting principles
--------------------------------------------------------------------------------------------------------------------------
                                                          Three months ended June 30,         Six months ended June 30,
                                                             2001             2002              2001             2002
--------------------------------------------------------------------------------------------------------------------------
                                                          (Unaudited)     (Unaudited)        (Unaudited)     (Unaudited)

Net earnings (loss)                                      $ (2,408)          $  81           $ (3,801)          $ 299

Other comprehensive earnings (loss)
    Foreign currency translation                              222             207               (134)            190

--------------------------------------------------------------------------------------------------------------------------
Comprehensive earnings (loss)                            $ (2,186)          $ 288           $ (3,935)          $ 488
==========================================================================================================================
See accompanying notes to consolidated financial statements.






                                      II-3

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)
Prepared  in  accordance  with  United  States  generally  accepted   accounting
principles.
-------------------------------------------------------------------------------------------------------------------
                                                     Three months ended June 30,       Six months ended June 30,
                                                         2001            2002             2001           2002
-------------------------------------------------------------------------------------------------------------------
                                                      (Unaudited)    (Unaudited)      (Unaudited)     (Unaudited)
 Cash flows from operating activities
     Net earnings (loss)                                  $ (2,408)          $ 81         $ (3,801)          $ 299
     Adjustments to reconcile net earnings (loss) to net
       cash provided by (used for) operating activities
         Amortization                                          434            176              858             344
         Write-down of other assets                          1,468              -            1,468               -
         Changes in operating assets and liabilities
                 Accounts receivable                          (251)           853            1,842             751
                 Inventories                                   458            234              276              50
                 Prepaid expenses                              (76)          (144)             (49)           (142)
                 Accounts payable                             (186)            37             (588)           (361)
                 Accrued liabilities                            31           (116)            (395)            196
-------------------------------------------------------------------------------------------------------------------
 Net cash provided by (used for) operating activities         (530)         1,122             (389)          1,137
-------------------------------------------------------------------------------------------------------------------

 Cash flows from investing activities
     Purchase of property and equipment                       (213)          (117)            (502)           (218)
-------------------------------------------------------------------------------------------------------------------
 Net cash used for investing activities                       (213)          (117)            (502)           (218)
-------------------------------------------------------------------------------------------------------------------

 Cash flows from financing activities
     Issue of shares from share options                          2             10              148              11
     Issue of shares from Employee Share Purchase Plan          34             40               34              40
     Issue of shares for cash, net of costs                      -          4,107                -           4,107
-------------------------------------------------------------------------------------------------------------------
 Net cash provided by financing activities                      36          4,157              182           4,158
-------------------------------------------------------------------------------------------------------------------

 Effect of foreign currency exchange rates on cash and
    cash equivalents                                          (102)           (94)              22             (96)
-------------------------------------------------------------------------------------------------------------------

 Net increase (decrease) in cash and cash equivalents
    during the period                                         (809)         5,068             (687)          4,981
 Cash and cash equivalents, beginning of period              2,660          1,257            2,538           1,344
-------------------------------------------------------------------------------------------------------------------
 Cash and cash equivalents, end of period                  $ 1,851        $ 6,325          $ 1,851         $ 6,325
===================================================================================================================
See accompanying notes to consolidated financial statements.
See supplementary information (note 3).

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2002
(Expressed in thousands of United States dollars)
Prepared  in  accordance  with  United  States  generally  accepted   accounting
principles.
--------------------------------------------------------------------------------

1.       BASIS OF PREPARATION

     The accompanying financial information as at June 30, 2002 and for the three and six month periods ended June 30, 2002 is unaudited and does not include all disclosures required under generally accepted accounting principles for annual financial statements. The accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. The consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's fiscal 2001 Annual Report.

2.       SIGNIFICANT ACCOUNTING POLICIES

     The financial statements have been prepared in accordance with accounting principles generally accepted in the United States using the same accounting policies and methods of application as those disclosed in note 1 to the Company's financial statements for the year ended December 31, 2001, except for the following:

     Business combinations, goodwill, and other intangible assets

     In August 2001, the Financial Accounting Standards Board issued FAS No. 141, "Business Combinations", and FAS No. 142, "Goodwill and Other Intangible Assets". FAS No. 141 requires the purchase method of accounting for all business combinations and applies to all business combinations initiated after June 30, 2001 and to all business combinations accounted for by the purchase method that are completed after June 30, 2001. FAS No. 142 requires that goodwill as well as other indefinite life intangible assets be tested annually for impairment and is effective for fiscal years beginning after December 15, 2001.

     The Company has adopted FAS No. 141 and 142 effective January 1, 2002. As of the date of adoption, the Company had no unamortized goodwill and consequently the adoption of the new standards have had no impact on the figures presented. In accordance with the requirements of FAS 142, this change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. If this change in accounting policy had been applied retroactively, the net loss for the six months ended June 30, 2001 would have remained the same, amortization expense would have decreased by $489 to $369 and write-down of other assets would have increased by $489 to $1,957.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2002
(Expressed in thousands of United States dollars)
Prepared  in  accordance  with  United  States  generally  accepted   accounting
principles.
--------------------------------------------------------------------------------


3.       SUPPLEMENTARY INFORMATION


                                                  Three months ended June 30,       Six months ended June 30,
                                               -------------------------------  ------------------------------
                                                         2001            2002             2001           2002
                                               -------------------------------  ------------------------------
                                                      (Unaudited)     (Unaudited)     (Unaudited)     (Unaudited)
Cash received for interest                                $ 6             $ -             $ 28            $ 1

Cash paid for:
     Interest                                               1               4                2              7
     Income taxes                                           2               8               21              8

Non-cash financing activities
     Expiration of share purchase warrants                 11             412               11            412
        reclassified to additional paid-in capital
     Issue of share purchase warrants                       -             113                -            113
     Cancellation of treasury shares                        -           1,232                -          1,232


4.    TPC FUNDING

     In March 1999, the Company entered into a contribution agreement with Technology Partnerships Canada to develop a new line of communications products. Under this agreement, Technology Partnerships Canada will contribute 31% of the costs incurred in the development of these products to a maximum contribution of Cdn$6,300 ($4,147). In exchange for this contribution, the Company has agreed to a 2.5% contingently repayable royalty on communications product revenues to a maximum of Cdn$11,428 ($7,523). During the six month period ending June 30, 2002, the Company claimed and credited Cdn$1,070 ($683) against research and development expenses which is still receivable.



5.    PRIVATE PLACEMENT

     During June 2002, the Company consummated the sale of 2,310,000 of its common shares at a price of Cdn$3.00 ($1.95) per share for gross proceeds of Cdn$6,930,000 ($4,495,621). The offering was made in a private placement transaction primarily in Canada and was not registered in the U.S. As part of the offering, the Company paid to the placement agents an aggregate cash fee of Cdn$485,100 ($316,666) and issued to the placement agents warrants to purchase up to 161,700 common shares at an exercise price of Cdn$3.14 ($2.05) expiring August 19, 2003. The fair value of the warrants was estimated to be Cdn$1.07 ($0.70) per warrant to the underwriter, using the Black-Scholes option pricing model.

ITEM 2.  MANAGEMENT DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         The following discussion and analysis should be read in conjunction with the Company's financial statements and the notes thereto included elsewhere in this Quarterly Report.

GENERAL

         The Company was incorporated in 1987 under the laws of British Columbia. The Company is a technology company that designs, develops and markets high-density, real-time signal processing systems for the wireless and voice over packet communications infrastructure markets. These sophisticated hardware and software systems are used in communications infrastructure equipment to enable the convergence of different voice and data communications networks or to enable communication between different standards within the same network.

         The Company devotes significant resources toward research and product development activities. The Company sometimes enters into agreements with its Original Equipment Manufacturer, or OEM, customers and others under which the Company receives fees in connection with the development of products in anticipation of production ("development contract fees"), and uses these fees to fund the related product development. Development contract fees are recognized as revenue upon the achievement of predetermined development milestones, which also typically coincide with invoicing and payments. Costs associated with development contract fees generally are included in cost of sales.

         The Company publishes its financial statements in United States dollars ("US$") and prepares all such statements in accordance with United States generally accepted accounting principles.

RESULTS OF OPERATIONS


                                       Three months ended June 30,       Six months ended June 30,
                                          2001            2002              2001          2002
--------------------------------------------------------------------------------------------------
Sales                                    100.0%            100.0%         100.0%           100.0%
Cost of sales                             41.4%             41.5%          40.5%            41.0%
--------------------------------------------------------------------------------------------------

Gross profit                              58.6%             58.5%          59.5%            59.0%

Expenses
    Administrative                        23.2%             22.2%          23.6%            19.9%
    Sales and marketing                   20.2%             15.9%          22.0%            16.6%
    Research and development              24.4%             16.0%          27.9%            17.2%
    Amortization                           7.9%              2.8%           8.2%             2.8%
    Write-down of other assets            26.7%              0.0%          14.0%             0.0%
--------------------------------------------------------------------------------------------------
                                         102.4%             56.9%          95.7%            56.5%
--------------------------------------------------------------------------------------------------

Earnings (loss) from operations          -43.9%              1.6%         -36.2%             2.6%

Other
    Interest expense                       0.0%              0.1%           0.2%             0.1%
    Other expense (income)                -0.1%              0.0%          -0.3%             0.0%
--------------------------------------------------------------------------------------------------

Earnings (loss) before income taxes      -43.8%              1.5%         -36.1%             2.5%

Income tax expense                         0.1%              0.2%           0.1%             0.1%
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
Net earnings (loss) for the period       -43.9%              1.3%         -36.2%             2.4%
==================================================================================================




THREE MONTHS ENDED JUNE 30, 2002 COMPARED TO THE THREE MONTHS ENDED JUNE 30,
2001

         Sales. Sales for the quarter ended June 30, 2002 were $6,251,000, an increase of $760,000, or 13.8%, relative to sales in the quarter ended June 30, 2001. Included in sales were revenues from the Company's internally developed products based on Texas Instruments microprocessors of $3,013,000, or 48.2% of sales, compared to $3,451,000, or 62.8% of sales in the second quarter of 2001. Also included were revenues from the Company's internally developed products based on Analog Devices microprocessors of $2,114,000, or 33.8% of sales, compared to $1,562,000, or 28.5% of sales in the second quarter of 2001. Also included were revenues from the Company's internally developed products based on Motorola Computer microprocessors of $125,000 or 2.0% of sales in the quarter. The increase in the Company's sales for the second quarter of 2002 compared to sales for the second quarter of 2001 was attributable primarily to ordinary course fluctuations in the timing and value of orders.

         Gross Profit. Gross profit increased to $3,654,000 for the second quarter of 2002 from $3,215,000 for the second quarter of 2001, an increase of 13.7%. Gross margin (profit as a percentage of sales) was 58.5% for the second quarter of 2002, relatively unchanged from 58.6% for the second quarter of 2001. The Company's historical gross margin has varied by quarter due to volume-related efficiencies, changes in product and customer mix and provisions for manufacturing scrap and obsolescence.

         Administrative. Administrative expenses for the second quarter of 2002 were $1,387,000, or 22.2% of sales for the period, compared to $1,276,000, or 23.2% of sales for the second quarter of 2001. Administrative expenses were higher for the second quarter of 2002 due to increased facilities expenses. As a percentage of sales, administrative expenses decreased in the second quarter of 2002 due to higher sales for the quarter without a commensurate increase in administrative expenses.

          Sales and Marketing. Sales and marketing expenses for the second quarter of 2002 were $995,000, or 15.9% of sales for the period, compared to $1,107,000, or 20.2% of sales for the second quarter of 2001. Sales and marketing expenses were lower for the second quarter of 2002 due to reduced spending relating to employee compensation and reduced discretionary spending. As a percentage of sales, sales and marketing expenses decreased in the second quarter of 2002 due to higher sales for the quarter without a commensurate increase in sales and marketing expenses.

         Amortization. Amortization consists of the depreciation of the Company's fixed assets, amortization of other intangibles and, historically, the amortization of goodwill. Amortization expense for the second quarter of 2002 was $176,000, a decrease of $258,000, or 59.4% over the second quarter of 2001. The decrease in amortization expense was due to the effect of the Company's write-off during the three months ended June 30, 2001 of $1,468,000 of goodwill remaining from the acquisition of the net assets of Alex Computer in 1998.

         Research and Development. Research and Development expenses were $998,000 for the second quarter of 2002, or 16.0% of sales for the quarter, compared to $1,339,000, or 24.4% of sales for the second quarter of 2001. The expenses in the second quarter of 2002 consisted primarily of costs associated with new product developments undertaken by the Company. The decrease in R&D expenditures results primarily from decreased spending relating to third party project development and employee compensation due to reduced headcount

         Net Earnings (Loss). The Company had net earnings for the second quarter of 2002 of $81,000, compared to a net loss of $2,408,000 for the second quarter of 2001. The Company's earnings per share (basic and diluted) for the second quarter of 2002 was $0.01, compared to a loss per share (basic) of $0.20 for the second quarter of 2001.


RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2002 COMPARED TO THE SIX MONTHS ENDED JUNE 20, 2001

         Sales. Sales in the six months ended June 30, 2002 were $12,342,000, an increase of $1,843,000, or 17.6%, compared to sales for the six months ended

June 30, 2001. Included in sales were revenues from the Company's internally developed products based on Texas Instruments microprocessors of $6,247,000, or 50.6% of sales for the period, compared to $6,693,000, or 63.8% of sales for the six months ended June 30, 2001. Also included were revenues from the Company's internally developed products based on Analog Devices microprocessors of $3,236,000, or 26.2% of sales, compared to $2,605,000, or 24.8% of sales for the six months ended June 30, 2001. Also included were revenues from the Company's internally developed products based on Motorola Computer microprocessors of $670,000 or 5.4% of sales in the period. The increase in the Company's sales for the six months ended June 30, 2002 compared to sales for the six months ended June 30, 2001 was attributable primarily to ordinary course fluctuations in the timing and value of orders.

         Gross Profit. Gross profit increased to $7,287,000 for the six months ended June 30, 2002 from $6,249,000 for the six months ended June 30, 2001, an increase of 16.6%. Gross margin (profit as a percentage of sales) decreased slightly to 59.0% for the six months ended June 30, 2002 from 59.5% for the six months ended June 30, 2002. The decrease in gross margin was due primarily to an increase in the Company's reserve for warranty costs. The Company's historical gross margin has also varied by quarter due to volume-related efficiencies, changes in product and customer mix and provisions for manufacturing scrap and obsolescence.

         Administrative. Administrative expenses for the six months ended June 30, 2002 were $2,451,000, or 19.9% of sales for the period, compared to $2,482,000, or 23.6% of sales for the six months ended June 30, 2001. Administrative expenses were lower for the six months ended June 30, 2002 due to reduced bad debt expense which was partially offset by increased facilities related costs. As a percentage of sales, administrative expenses decreased for the six months ended June 30, 2002 due to higher sales for the period without a commensurate increase in administrative expenses.

          Sales and Marketing. Sales and marketing expenses for the six months ended June 30, 2002 were $2,049,000, or 16.6% of sales for the period, compared to $2,312,000, or 22.0% of sales for the six months ended June 30, 2001. Sales and marketing expenses were lower for the six months ended June 30, 2002 due to reduced spending relating to marketing communications and reduced discretionary spending. As a percentage of sales, sales and marketing expenses decreased in the six months ended June 30, 2002 due to higher sales for the period without a commensurate increase in sales and marketing expenses.

         Amortization. Amortization expense for the six months ended June 30, 2002 was $344,000, a decrease of $514,000, or 59.9% over the six months ended June 30, 2001. The decrease in amortization expense was due to the effect of the Company's write-off during the six months ended June 30, 2001 of $1,468,000 of goodwill remaining from the acquisition of the net assets of Alex Computer in 1998.

         Research and Development. Research and Development expenses were $2,125,000 for the six months ended June 30, 2002, or 17.2% of sales for the period, compared to $2,928,000, or 27.9% of sales for the six months ended June 30, 2001. The expenses in the six months ended June 30, 2002 consisted primarily of costs associated with new product developments undertaken by the Company. The decrease in R&D expenditures resulted primarily from decreased spending relating to third party project development, reduced employee compensation due to reduced headcount, and an increase in engineering offsets and development contract fee projects.

         Net Earnings (Loss). The Company had net earnings for the six months ended June 30, 2002 of $299,000, compared to a net loss of $3,801,000 for the six months ended June 30, 2001. The Company's earnings per share (basic and diluted) for the six months ended June 30, 2002 was $0.02, compared to a loss per share (basic) of $0.31 for the six months ended June 30, 2001.


FINANCIAL CONDITION

         The Company historically has met its operating and capital requirements from cash flow from operations, from borrowings under its line of credit facility and from funds generated by sale of its equity securities.

         During the three months ended June 30, 2002, the Company generated $1,122,000 in cash from operating activities due primarily to net income of $81,000, amortization of $176,000, a decrease in accounts receivable of $853,000 and a decrease in inventory of $234,000. During the six months ended June 30, 2002, the Company generated $1,137,000 in cash from operating activities due primarily to net income of $299,000, amortization of $344,000 and a decrease in accounts receivable of $751,000, offset in part by a decrease in accounts payable of $361,000. The decrease in accounts receivable during 2002 was attributable to a decrease in trade receivables resulting from reduced sales in the quarter ended June 30, 2002 as compared to the quarter ended December 31, 2001. The Company's standard collection terms are net 30 days, subject to adjustment for certain customers.

         Cash used in investing activities for the three and six month periods ended June 30, 2002 was $117,000 and $218,000, respectively. In both periods, such uses were for the purchase of computer equipment, furniture and fixtures, and leasehold improvements.

         Cash provided by financing activities for the three and six month periods ended June 30, 2002 was approximately $4,158,000, resulting primarily from the approximately $4,107,000 raised through the sale of equity securities by the Company during June 2002, as described below.

         At June 30, 2002 and December 31, 2001, the Company's net cash and cash equivalents were $6,325,000 and $1,344,000, respectively. Other than with respect to operating leases and the agreement with Technology Partnerships

Canada described below, the Company does not have significant future expenditure commitments at June 30, 2002.

         The Company has a credit facility with a Canadian Chartered Bank consisting of a Cdn$5,000,000 (approximately $3,292,000) operating line of credit. The Company's US dollar borrowing capacity under its Canadian dollar-denominated line of credit will vary period to period based on exchange rate fluctuations. Borrowings under the line of credit bear interest at the bank's US base rate plus 1%, unless the borrowings are denominated in Canadian dollars, in which case the rate of interest is the bank's prime rate plus 1%. Borrowings are due on demand and interest is due monthly. Borrowings may not exceed certain percentages of a defined borrowing base consisting of specified domestic and foreign accounts receivable and specified inventories. Borrowings under the line of credit in excess of Cdn$2,500,000 (approximately $1,646,000) are subject to advance notification to, and approval by, the bank. The line of credit agreement contains certain financial covenants including a requirement to maintain a minimum current ratio of 1.50 to 1.00, a maximum debt to tangible net worth ratio of 1.10 to 1.00 and specified minimum quarterly net earnings amounts. The Company believes it is in compliance with the terms of the line of credit. Borrowings are secured by substantially all of the Company's current assets. The Company's net borrowings under the line of credit as of June 30, 2002 were nil. The Company has no significant long-term debt at June 30, 2002.

         During June 2002, the Company consummated the sale of 2,310,000 of its common shares at a price of Cdn$3.00 ($1.95) per share for gross proceeds of Cdn$6,930,000 ($4,495,621). The offering was made in a private placement transaction primarily in Canada and was not registered in the U.S. As part of the offering, the Company paid to the placement agents an aggregate cash fee of Cdn$485,100 ($316,666) and issued to the placement agents warrants to purchase up to 161,700 common shares at an exercise price of Cdn$3.14 ($2.05) expiring August 19, 2003.

         In March 1999, the Company entered into an agreement with Technology Partnerships Canada, or TPC, an agency of the Canadian government, providing for an investment in the Company to finance approximately one-third of the Company's research and development costs to develop a new product line targeted to the telecommunications market. The agreement provides for a maximum commitment by TPC of Cdn$6,300,000 ($4,147,000) through 2002. To date the Company has claimed Cdn$3,913,000 ($2,576,000) and has pending claims of Cdn$1,370,000 ($902,000).
The Company plans to use the funds to accelerate development of next-generation hardware and software systems that can be deployed in high-end commercial applications, such as telecommunications servers and wireless base stations. The investment is structured to be contingently repayable by way of a 2.5% royalty on sales of new products financed by the investment. During the six months ended June 30, 2002, the Company accrued royalties payable of $50,000. If the Company has not paid at least Cdn$11,428,000 ($7,523,000) in royalties to TPC by December 31, 2006, royalties shall continue to be due at a rate of 2.5% until an aggregate of Cdn$11,428,000 ($7,523,000) in royalties has been paid. The investment is also repayable immediately upon the occurrence of certain events of default, which include bankruptcy events. Otherwise, the Company is not required to repay the investment except by way of royalties, if any, on the products financed by the investment. TPC did not receive an equity participation in the Company as part of its investment.

         The Company believes that cash generated from operations, cash generated from the Company's recent sale of equity securities, and borrowings available under the Line of Credit, as well as funds received from TPC, will be sufficient to meet its working capital and capital expenditure requirements for at least the next twelve months. However, the Company may in the future require additional equity or debt financing to meet its working capital, property and equipment and acquisition requirements. There can be no assurance that additional financing will not be required sooner, or, if required, that it will be available on a timely basis or on terms satisfactory to the Company.

HEDGING

         Since 1995, the Company has, from time to time, entered into currency derivative contracts to attempt to reduce a portion of its exposure to foreign exchange rate fluctuations. These contracts typically do not have terms exceeding one year when entered into. The market price of these contracts generally approaches the spot exchange rates as the contracts approach the expiration of their term. The maximum amount the Company has hedged under these contracts at any one time is Cdn$8,000,000 ($5,267,000). While the Company does attempt to mitigate some of the risks of exchange rate fluctuations between the US dollar and the Canadian dollar by denominating many of its payment obligations in US dollars and, to a lesser extent, through its use of exchange-traded or over-the-counter contracts, there can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company's business, financial condition or results of operations. At June 30, 2002, the Company was not party to any forward foreign exchange contracts.


INFLATION AND FOREIGN CURRENCY FLUCTUATIONS

         The Company believes that inflation and other changes in prices have not had a material effect on the Company. The Company intends to continue to sell the majority of its products in US dollars while incurring costs in varying proportions in Canadian dollars, US dollars and other currencies. Thus, the Company's operations are susceptible to fluctuations in currency exchange rates. In addition, if the Canadian dollar rises relative to the US dollar, the Company's reported operating expenses and net income may be materially and adversely affected.


CRITICAL ACCOUNTING POLICIES

         The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States, and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates.

         The following critical accounting policies affect the Company's more significant estimates and assumptions used in preparing its consolidated financial statements:

o The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments. On an ongoing basis, management specifically analyzes the age of outstanding customer balances, historical bad debts, customer credit-worthiness and changes in customer payment terms when making estimates of the uncollectability of the Company's accounts receivable. If the Company determines that the financial condition of any of the Company's customers deteriorates, increases in the allowance may be made at the time that determination is made.

o The Company values its inventory at the lower of cost, determined on an average cost basis, and net realizable value. Under the average cost method, the valuation of inventories at cost is determined by reviewing all recent inventory purchases or production costs and valuing inventory items based on the average cost of those most recent purchases and production runs. Purchase and production quantities can have a significant impact on the per unit cost of inventories. These factors can lead to a distortion in the valuation of inventory relative to the "lower of cost and market" principle. To reduce the potential for such distortions in the Company`s inventory valuation, the Company adjusts for items purchased or produced in larger quantities. The Company believes that its inventory valuation method provides an inventory valuation that reasonably approximates cost and results in carrying inventory at the lower of cost and market. The Company assesses the need for inventory write-downs based on its assessment of estimated net realizable value using assumptions about future demand and market conditions. If market conditions are worse than the Company's projections, an additional inventory write-down may be required.

o As part of the process of preparing its consolidated financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves estimating the Company's actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities that may be included on the Company's consolidated balance sheet to the extent a net deferred tax asset or liability exists. The Company evaluates its deferred income tax assets and currently believes their realization is not considered more likely than not. Therefore, a valuation allowance is provided against the calculated amount of deferred tax assets. The valuation allowance is based on the Company's estimates of taxable income by jurisdiction in which it operates and the period over which its deferred tax assets will be recoverable. In the event that actual results differ from these estimates, or the Company adjusts these estimates in future periods, the Company may need to adjust the valuation allowance.

o The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors the Company considers important which could trigger an impairment review include significant underperformance relative to historical or projected future operating results; significant changes in the manner the Company uses the acquired assets or the Company's overall business strategy; significant negative industry or economic trends; significant decline in the Company's stock price for a sustained period; and the Company's market capitalization relative to its net book value. When the Company determines that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, the Company measures any impairment based on projected undiscounted and discounted cash flows using a discount rate determined by the Company's management to be commensurate with the risk inherent in its current business model.



PART II.  OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

None


ITEM 2.  CHANGES IN SECURITIES

None


ITEM 3.  DEFAULTS UPON SENIOR SECURITIES

Not Applicable



ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         The Annual Meeting of Stockholders of Spectrum Signal Processing, Inc. was held on May 13, 2002 for the purposes of (1) electing directors of the Company, (2) approving the Company's auditor's remuneration, (3) approving the number of directors, (4) ratifying the appointment of KPMG, LLP as the Company's independent auditors for the 2002 fiscal year, and (5) amending the Company's stock option plan to allow for the granting of options to consultants of the Company.

         All nominees for directors were elected; all other matters were approved. The voting on each matter is set forth below:

         (1)  Election of the Directors of the Company.

         Nominee:              In Favor        Against       Withheld         Abstain         Not Voted

Ken Spencer                    9,220,433       15,569            0             17,182             0
Irving Ebert                   9,219,408       16,594            0             17,182             0
Samuel Znaimer                 9,213,508       20,494          3,000           16,182             0
Pascal Spothelfer              9,220,533       15,569            0             17,082             0
Matthew  Mohebbi               9,214,153       22,099            0             16,932             0
Andrew Harries                 9,221,533       14,719            0             16,932             0
Jules Meunier                  9,210,333       25,919            0             16,932             0

         (2) Proposal to authorize the Directors of the Company to set the remuneration to be paid to the auditor.

                         In Favor        Against           Withheld        Abstain          Not Voted
                         9,230,645       10,719            0               11,820           0

         (3) Proposal to approve the number of Directors at seven

                         In Favor        Against           Withheld        Abstain          Not Voted
                         9,231,160       11,319            0               10,705           0

         (4) Proposal to ratify the appointment of KPMG, LLP as the Company's independent auditor for the 2002 fiscal year.

                         In Favor        Against             Withheld       Abstain         Not Voted
                         9,231,007       10,830              0              11,347          0

         (5) Proposal to amend the Company's stock option plan to permit the granting of stock options to consultants of the Company.

                         In Favor        Against             Withheld       Abstain         Not Voted
                         8,642,351       286,911             229,846        94,076          0


ITEM 5.  OTHER INFORMATION

Not Applicable

ITEM 6.  EXHIBITS AND REPORTS


(a) Exhibits

     10.16 Underwriting Agreement, dated June 19, 2002, among the Company, Sprott Securities Inc., Raymond James Ltd. and Griffiths McBurney & Partners.

     10.17 Form of Warrant issued to each of Sprott Securities Inc., Raymond James Ltd. and Griffiths McBurney & Partners.

(b) Reports on Form 6-K

         1. Report on Form 6-K, filed April 1, 2002, attaching press releases announcing (i) executive appointments and (ii) product design win.

         2. Report on Form 6-K, filed April 30, 2002, attaching Notice of Annual General Meeting and Information Circular relating thereto.

         3. Report on Form 6-K, filed April 30, 2002, attaching press releases announcing (i) executive appointment and (ii) first quarter financial results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Spectrum Signal Processing Inc.

     Date: August 9, 2002        By: /s/ Martin C. McConnell
                                     -----------------------------------
                                     Name:  Martin C. McConnell
                                     Title: Vice President of Finance, Chief
                                            Financial Officer and Secretary